Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors
China Nepstar Chain Drugstore Ltd.:

We consent to the incorporation by reference in the registration statement (No. 333-147702) on Form S-8 of China Nepstar Chain Drugstore Ltd. of our report dated April 26, 2016, with respect to the consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2015, which report appears in the December 31, 2015 annual report on Form 20-F of China Nepstar Chain Drugstore Ltd.

/s/KPMG

Hong Kong, China
April 26, 2016